SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Expro Group Holdings N.V. (f/k/a Frank's International N.V.)
(Name of Issuer)

Common Stock, €0.06 nominal value per share
(Title of Class of Securities)

N3144W105
(CUSIP Number)

Gregory S. Rubin
Oak Hill Advisors, L.P.
One Vanderbilt Avenue – 16th Floor
New York, NY 10017

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,774,045 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 60,882 restricted stock units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,774,045 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 60,882 restricted stock units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,774,045 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 60,882 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D, as amended.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to the Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The percentage used in the Schedule 13D is calculated based upon 109,008,182 shares of Common Stock, which is the sum of (i) 108,749,146 shares of Common Stock outstanding as of July 24, 2023, as reported in the Issuer's Quarterly Report for the quarterly period ended June 30, 2023, filed with the SEC on July 27, 2023, (ii) 198,154 shares of Common Stock that OHA may purchase upon exercise of options, and (iii) the shares of Common Stock underlying the RSUs reported herein.

(b)	See rows (7) through (10) of the cover page to the Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On September 14, 2023, certain of the Oak Hill Advisory Entities sold 3,000,000 shares of Common Stock pursuant to a block trade with J.P. Morgan Securities LLC at a price of $22.955 per share. Other than as disclosed herein, no transactions in the shares of Common Stock have been effected by the Reporting Person during the past sixty (60) days.

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2023

OAK HILL ADVISORS, L.P.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Authorized Signatory